Exhibit 99.1

ElectraMeccanica Reports First Quarter 2021 Financial Results

VANCOUVER, British Columbia, May 13, 2021 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, reported financial results for the first quarter ended March 31, 2021 in conjunction with the filing of its Quarterly Report on Form 6-K earlier today.

Recent Company Highlights

•Broke ground on the Company’s previously announced U.S. assembly facility and engineering technical center in Mesa, AZ. When fully constructed and operational, the facility is expected to create up to 500 new jobs and will be capable of producing up to 20,000 SOLOs per year.

•Appointed EV industry trailblazer Kevin Pavlov as Chief Operating Officer where he will be responsible for overseeing operational growth as ElectraMeccanica ramps up commercial production with a focus on enhancing profitability and efficiency.

•Expanded the SOLO retail footprint into ten (10) additional high-end shopping centers and related areas as well as two (2) new states. With these additions, ElectraMeccanica now operates a total of twenty (20) retail locations throughout ten (10) metropolitan areas in five (5) western states.

Management Commentary

“In the first quarter of 2021 we continued making progress on several major initiatives, including finalizing customer-ready designs, increasing production throughput, optimizing logistics and supply chain management and taking additional steps towards realizing our U.S. assembly facility and engineering technical center,” said Company CEO Paul Rivera. “With the addition of our new COO Kevin Pavlov, we have begun to lay the groundwork for scaled operations for the coming years with a continued focus on enhancing profitability and efficiency. Looking ahead, our company is in its strongest-ever financial position, which will allow us to invest confidently for our long-term growth plans.”

First Quarter 2021 Financial Summary (All amounts reported in USD)

•Cash and cash equivalents and short-term deposits were $260.4 million as of March 31, 2021, compared with $129.5 million as of December 31, 2020. During the quarter, the Company’s net cash increased by $130.9 million, which was driven by net cash provided by financing activities of $147.6 million, offset by cash used in operating activities of $14.9 million and net cash used in investing activities of $1.7 million.

•General and administrative expenses in the first quarter of 2021 were $2.8 million, compared to $1.6 million in the same year-ago quarter. The increase in G&A expenses was primarily due to increased rent, office, legal and professional, consulting, and salary expenses.

•Research and development expenses in the first quarter of 2021 were $2.0 million, compared to $1.1 million in the same year-ago quarter. The increase in R&D expenses was primarily due to expenses for the Company’s pre-production vehicles, the SOLO and eRoadster, whose costs are attributed to research and development.

•Operating loss in the first quarter of 2021 was $8.9 million, compared to an operating loss of $5.1 million in the same year-ago quarter. The increase in operating loss was primarily due to increases in G&A, R&D and sales and marketing expenses.

Company CFO Bal Bhullar added: “The focus of this quarter was on preparing ElectraMeccanica for what’s coming next. Ending the quarter with more than $260 million in cash provides us with the capital to not only execute on nearer-term initiatives like expanded production and our U.S. based assembly facility and engineering technical center but also to invest judiciously into R&D for the road ahead. To date, our asset light approach has allowed us to maintain a relatively low risk profile. In the coming quarters, we will be putting our new capital to use while maintaining that same conservative capital allocation model in the process.”

Subsequent Events

In connection with the appointment of Kevin Pavlov to the Chief Operating Officer role, on April 13, 2021, the Company announced that Co-Founder and former COO Henry Reisner would take the title of Executive Vice President of ElectraMeccanica and President of its wholly-owned subsidiary, InterMeccanica. Reisner will be working alongside Pavlov to assist with this transition as he takes a more active role working on the e-Roadster model. Reisner (the “Executive”), who has been with the Company since its inception, recently established an Automatic Securities Disposition Plan (the “ASDP”) in accordance with applicable United States and Canadian securities legislation, including the recommended practices set forth in the recently issued Canadian Securities Administrators’ Staff Notice 55-317 (“Staff Notice 55-317”) and the Company’s internal securities trading and insider policies. While ElectraMeccanica is listed on the Nasdaq Capital Market, it is also a reporting issuer under the Securities Act (British Columbia) and is, therefore, announcing the establishment of the ASDP in furtherance of the recently published guidance provided in Staff Notice 55-317. Under U.S. and Canadian securities laws and the Company’s trading policies, insiders of the Company are subject to certain limitations on their ability to sell shares in the Company. The ASDP addresses this issue by permitting trades to be made in accordance with pre-arranged instructions given when the Executive is not in possession of any material undisclosed information about the Company.

The ASDP is designed to allow for an orderly disposition of the Executive’s common shares in the Company at prevailing market prices over the course of 12 months that the ASDP is expected to be in place. In accordance with the ASDP, the Executive may sell up to 250,000 Company common shares per quarter and up to 1,000,000 annually. The Executive has provided clear trading parameters and other instruments in writing to the independent dealer administrating the ASDP, specifying the number of common shares to be sold and setting out minimum trade prices and maximum volumes based on the current trading price of the Company’s common shares and the dates or frequency of sales. The ASDP prohibits the dealer administrating the ASDP from consulting with the Executive regarding any sales under the ASDP and prohibits the Executive from disclosing to the dealer any information concerning the Company that might influence the execution of the ASDP. The ASDP contains meaningful restrictions on the ability of the Executive to amend, suspend or terminate the ASDP.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact
Michelle Ravelo
R&CPMK for ElectraMeccanica
(714) 403-9534
michelle.ravelo@rogersandcowanpmk.com

Source: ElectraMeccanica Vehicles Corp.

Released May 13, 2021